Mail Stop 4561

December 29, 2006

Mr. Brian F. Grimes
President and Chief Executive Officer
Coast Financial Holdings, Inc.
1301 6th Avenue West, Suite 300
Bradenton, Florida 34205

Re: **Coast Financial Holdings, Inc.**
        Form 10-K for the fiscal year ended December 31, 2005
        Filed March 24, 2006
        File No. 000-50433

Dear Mr. Grimes:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        John P. Nolan
                                        Accounting Branch Chief